1st Constitution Bancorp Subsidiaries Exhibit 21

1.	1st Constitution Bank

2.	1st Constitution Investment Company (wholly-owned subsidiary of Bank)

3.	FCB Assets Holdings, Inc. (wholly-owned subsidiary of Bank)